TENZING ACQUISITION CORP.

250 West 55th Street

New York, New York 10019

October 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Jason L. Drory and Suzanne Hayes

Re:	Tenzing Acquisition Corp.

Registration Statement on Form S-4

Filed August 12, 2020

File No. 333-245057

Dear Mr. Drory and Ms. Hayes:

Tenzing Acquisition Corp. (the “Company”, “Tenzing”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 11, 2020, regarding the Company’s Registration Statement on Form S-4 previously filed for the Staff’s review on August 12, 2020 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which is being submitted with the Commission contemporaneously with the filing of this letter.

Form S-4 filed August 12, 2020

Market and Industry Data, page 5

1.	We note your statement that third-party sources contain information from sources believed to be reliable but there are no assurances as to the accuracy or completeness of information. Please revise the disclosure to clearly state that you are liable for information included in your registration statement.

We have revised the disclosure on page 5 of the Amended Registration Statement to clearly state that we remain liable for the information included in the registration statement.

Summary of the Proxy Statement/Prospectus, page 8

2.	We note your statement here and elsewhere in your prospectus that you have "two platform drugs." Because FDA approval is dependent on the agency making a formal determination that a product candidate is safe and effective, it is premature to describe your clinical stage product candidate as a "drug." Please remove or revise these statements to make clear that RP5063 and RP1208 are drug candidates or product candidates.

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have amended the disclosure on page 9 of the Amended Registration Statement, and elsewhere throughout the Amended Registration Statement, to remove all references to Reviva’s product candidates as “drugs.”

Material U.S. Federal Income Tax Consequences, page 15

3.	We note your disclosure that it is intended that the domestication and business combination will constitute tax free reorganizations. Please clarify that with respect to the domestication, there is uncertainty as to the tax treatment due to the absence of guidance of how the applicable provision of the code applies to a company in your circumstances. With respect to the business combination, identify the factual matters you are currently not able to determine and indicate how you believe it should be treated for tax purposes and what assumptions that treatment is based on.

We have revised the disclosure on page 15 of the Amended Registration Statement as requested to clarify the uncertainty as to the tax treatment with respect to the domestication and to identify the factual matters we are currently not able to determine and indicating how we believe it should be treated for tax purposes and what assumptions that treatment is based on.

Questions and Answers

What is the form of consideration that shareholders of Reviva will receive in return for the acquisition of Reviva by Tenzing?, page 21

4.	Please clarify your estimate that Reviva's shareholders will hold approximately 52.99% of the combined company's common stock in the aggregate assumes, among other things,that no Tenzing shareholders exercise their redemption rights with respect to their ordinary shares.

We respectfully acknowledge the Staff’s comment and have clarified on page 21 of the Amended Registration Statement that the Reviva’s shareholders will hold approximately 52.12% based on the new redemption figure, assuming that no Tenzing shareholders exercise their redemption rights with respect to their ordinary shares.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 32

5.	With regards to adjustment five for scenario two, please revise the note to reconcile the redemption amount of $21,253,077 to the amount in the pro forma combined balance sheet on page 31 of $19,953,077.

We respectfully acknowledge the Staff’s comment and have revised the note to reconcile the difference in amounts on page 32 of the Amended Registration Statement.

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 35

6.	With regards to adjustment four, please reconcile the weighted average shares outstanding at scenarios one and two to those presented in the pro forma combined statements of operations on pages 33 and 34.

We respectfully acknowledge the Staff’s comment and have revised the note to reconcile the difference in amounts on page 35 of the Amended Registration Statement.

Some of Tenzing's officers and directors may be argued to have conflicts of interest..., page 39

7.	Please expand your discussion to disclose the officers' and directors' aggregate average investment per share. In addition, clarify that in addition to Tenzing's officers and directors being at risk to lose their entire investment if the transaction is not approved, their significantly lower investment per share in their Tenzing shares results in a difference between a transaction that increases the value of the officers' and directors' investment and a transaction that increases the value of the public shareholders' investment.

We have expanded our discussion to disclose the officers' and directors' aggregate average investment per share at the time of Tenzing’s initial public offering, as well as of September 25, 2020 on page 39 of the Amended Registration Statement.. We have also added disclosure to clarify that in addition to Tenzing's officers and directors being at risk to lose their entire investment if the transaction is not approved, their significantly lower investment per share in their Tenzing shares results in a difference between a transaction that increases the value of the officers' and directors' investment and a transaction that increases the value of the public shareholders' investment, as such, they may be deemed to have a conflict of interest in approval of the Business Combination.

If the conditions to the Merger Agreement are not met..., page 41

8.	Please include a separate risk factor addressing the potential consequences resulting from the potential waiver of conditions to the merger.

We have included a separate risk factor on page 41 of the Amended Registration Statement addressing the potential consequences resulting from the potential of waiver conditions to the merger.

Risk Factors

There is a risk that a U.S. Holder may recognize taxable gain with respect to its Tenzing Shares at the effective time of the Domestication., page 42

9.	Please revise your discussion to remove the description of the tax treatment assuming the domestication is determined not to be taxable.

We have revised the disclosure on page 42 of the Amended Registration Statement as requested to remove the description of the tax treatment assuming the domestication is determined not to be taxable.

Representations and Warranties, page 100

10.	Please expand your discussion to describe the representations and warranties. For example, what has Reviva represented or warrantied with respect to capitalization, permits, litigation, contracts, etc.?

We have expanded the disclosure related to the representations and warranties beginning on page 100 of the Amended Registration Statement, with specific focus on the material representations and warranties and the ones listed by the Staff above.

Closing Conditions, page 110

11.	Please identify the closing conditions that are subject to waiver.

We have disclosed and identified the closing conditions that are not subject to waiver on page 112 of the Amended Registration Statement.

Background of the Business Combination, page 115

12.	Please expand your discussion with respect to each of the targeted companies that resulted in a firm offer. In these instances, disclose the initial offer, and counter offers.

We have revised the disclosure under the heading “Description of negotiation process with candidates other than Reviva” on page

117 of the Amended Registration Statement to expand on our discussion with respect to the targeted companies and have expanded our discussions under the fourth, fifth, sixth, seventh, eight and tenth paragraphs to disclose additional information regarding the valuations of Companies C, D, E, F, G, H and I.

13.	Please revise the fourth paragraph on page 117 to disclose the material terms proposed in the draft term sheet you delivered to Dr. Bhat and discuss how the terms changed during the course of the negotiations.

We have revised the fourth paragraph on page 119 of the Amended Registration Statement to disclose the material terms proposed in the draft term sheet delivered to Mr. Bhat. We have also revised the fifth paragraph to include how the terms changed during the negotiations subsequent to delivery of the draft term sheet.

14.	Please identify any meetings where Dr. Bhat's employment by the combined company was discussed.

We have disclosed the dates of the telephonic conversations between Mr. Parag Saxena and Dr. Bhat with respect to Dr. Bhat’s employment agreement.

15.	It appears that you entered into an exclusivity agreement with Reviva while you were near completion on a definitive agreement with Company F. Please explain how the pending terms in your negotiation with Company F compared to the terms of your Negotiations with Reviva, whether the ongoing negotiations were an exception of the exclusivity agreement or if the negotiations with Reviva were a factor in terminating your discussions with Company F.

The Business Combination Proposal

Tenzing’s Board’s Reasons for the Approval of the Business Combination:, page 118

We have revised the disclosure under the heading “Description of negotiation process with Reviva” on page 118 of the Amended Registration Statement to expand the discussion around the factor in terminating the discussions with Company F and to clarify that Tenzing had not committed to exclusivity with either Company F or Reviva at that time.

16.	Please revise your disclosure here and throughout the prospectus to eliminate any suggestion that Reviva's product candidates have been or will ultimately be determined safe or effective, as only the FDA and foreign government equivalent regulators have the authority to make these determinations. For example, we note your disclosure on page 119 that

•	"[RP5063] has demonstrated clinical efficacy and safety for schizophrenia and schizoaffective disorders."

•	"RP5063 also showed efficacy for pulmonary arterial hypertension (PAH) and idiopathic pulmonary fibrosis."

In addition, we note your discussion at the bottom of page 193 when you state that "RP5063 showed robust efficacy" and again on page 203 when you state "RP5063 demonstrated robust efficacy for IPF compared to these standards."

Delete these statements indicating the trials have demonstrated safety and/or efficacy. You may include a summary of the objective data resulting from the trials without presenting yours conclusion(s) about safety and efficacy.

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have amended the disclosures on page 121 of the Amended Registration Statement, and elsewhere throughout the Amended Registration Statement, to remove any statements presenting conclusions as to the safety and efficacy of Reviva's product candidates or otherwise implying that Reviva’s product candidates are, or will ultimately be determined to be, safe or effective.

Additionally, in response to the Staff’s comment, we have amended the disclosures at the bottom of page 193 of the Amended Registration Statement, on page 204 of the Amended Registration Statement, and elsewhere throughout the Amended Registration Statement, to remove any statements presenting conclusions as to Reviva’s trials having demonstrated safety and/or efficacy.

17.	We note you disclosure that "the Board was persuaded by RP5063 clinical profile that it increases the probability of the product being the first in line for therapy" and your disclosure that RP5063 is "first-in-class." Given the stage of development, and your acknowledgement that obtaining FDA approval is inherently uncertain, these statements are speculative and inappropriate. Please revise your registration statement accordingly.

We respectfully acknowledges the Staff’s comment and, through consultation with Reviva, have amended the disclosures on page 200 of the Amended Registration Statement, and elsewhere throughout the Amended Registration Statement, to remove any statements that the clinical profile of any of Reviva's product candidates increases the probability of the product being the first in line for therapy and any statements that Reviva’s product candidates are “first-in-class.”

18.	We note your disclosure in the financial statements and in your question and answer section that you will pay transaction expenses incurred in connection with the Business Combination, including deferred IPO underwriting fees to your investment bankers. In addition, we note your disclosure that certain "representatives of Tenzing" conducted business and financial diligence and negotiated that term sheet with Reviva. Please disclose whether or not any of your representatives that were part of the diligence or negotiations with Reviva are owed or entitled to any of the deferred IPO underwriting fees.

We have disclosed on page 119 of the Amended Registration Statement that none of the Tenzing representatives that were part of the diligence or negotiations with Reviva are owed or entitled to any of the deferred IPO underwriting fees.

Satisfaction of 80% Test, page 122

19.	Please disclose the components of the enterprise value calculation.

We have disclosed on page 124 of the Amended Registration Statement that the components of the enterprise value of $62.4 million are $62.4 million for equity value and $0 for net debt.

20.	Include a description of the Board's comparable company analysis and the quantitative and qualitative factors, including previous offers received by Reviva.

We have included a description of the quantitative factors on page 124 of the Amended Registration Statement. Principally, we described that the Tenzing Board evaluated the equity value component of the enterprise value based on a negotiated figure to balance two key factors: (i) at least a 70% discount to comparable companies (analysis below), in order to provide a margin of safety and a reasonable possibility for upside for the Public Shareholders; and (ii) Reviva’s desired valuation for its current shareholders vis-à-vis the capital infused by them in Reviva and the progress achieved by Reviva in its clinical trial programs. The estimated pre-money valuation is more than 70% discount to market capitalization of comparable companies (as determined by such comparable companies being at a similar or earlier stage of clinical trials for the leading drug candidate) in the neuroscience space during their respective NASDAQ listings, as seen below:

The Tenzing Board also considered that Karuna Therapeutics at the time of the Tenzing Board’s evaluation had a market capitalization of $1.57 billion. The Tenzing Board also considered that Intracellular Therapies at the time of the Tenzing Board’s evaluation had a market capitalization of $950 million.

We have inserted a cross-reference to page 118 of the Amended Registration Statement, which describes the qualitative factors.

The Charter Amendment Proposal, page 132

21.	Please provide your analysis as to why you are not required to unbundle those changes to your charter which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

We respectfully acknowledge the Staff’s comment and have unbundled those changes to the charter which are not specific to special purpose acquisition companies into separate proposals as presented on the Company’s preliminary proxy card in Exhibit 99.1 and have similarly revised the relevant disclosures in the Amended Registration Statement as shown in the new “Charter Amendment Proposal – Proposal 4(a)” through “Charter Amendment Proposal – Proposal 4(g)”.

We have considered Rule 14a-4(a)(3) and the Staff’s related guidance and believe that the proposed changes to the organizational documents included in the new “Charter Amendment Proposal – Proposal 4(g)”, including those specific to special purpose acquisition companies, do not need to be unbundled and presented as separate proposals.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Tenzing

Results of Operations, page 155

22.	We note your disclosure that you had net income of $155,766 but your income statement indicates a net loss for the quarter ended May 31, 2020. Please revise to correct this inconsistency.

We have revised the disclosure, through consultation with Tenzing’s accountant, on page 162 of the Amended Registration Statement to correct this inconsistency.

Information About Reviva Pharmaceuticals, Inc., page 189

23.	With respect to your pipeline table on page 189, it appears that you identified an unnamed product candidate for a "Sleep Disorder" program that just entered the preclinical stage, but do not disclose any additional details on the product candidate elsewhere in the prospectus. To the extent this is a unique material product candidate or program, please discuss it individually. Product candidates and programs that are not material to your current operations should not be included in your pipeline table.

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have revised the pipeline table on page 196 of the Amended Registration Statement in response to the Staff’s comment to remove the reference to a “Sleep Disorder” program.

24.	Please revise your pipeline table to reduce the length of the arrows for your product candidates to correspond to their actual stage of development. As one example, we note that the arrows indicate that you have began Phase 3 trial for RP5063 for schizophrenia, but your disclosure indicates that you plan to initiate a Phase 3 trial and have not yet commenced it.

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have revised the pipeline chart on page 196 of the Amended Registration Statement in response to the Staff’s comment.

RP5063 Phase 2 Clinical Study in Acute Schizophrenia, page 193

25.	Please revise your graphics throughout as applicable so that the text is legible. For example, Figure 4 and Figure 6 on pages 194 and 196, respectively contain text that is unclear and difficult to read.

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have revised the graphics on pages 200, 202, 203, 204, 208 and 210 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual Property, page 208

26.	We note your disclosure throughout this section that you have certain U.S. patents and pending patent applications as well as patents and pending patent applications in "foreign countries." Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending and also include the patent expiration dates and expected expiration dates for pending patent applications for each material foreign jurisdiction.

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have revised the disclosure throughout the “Intellectual Property” section beginning on page 215 of the Amended Registration Statement in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Reviva Financial Overview

Research and Development Expenses, page 218

27.	We note that Reviva focuses its resources on research and development activities. We also reference the table for development status of Reviva's product pipeline portfolio on page 190. It's not apparently clear from the table or the disclosures, the current phase of clinical development that each product candidate is in or how the Company tracks R&D expenses. Please revise disclosures to provide the following information:

•	For your key research and development projects, please disclose the following:

o	The current status of the project;

o	The costs incurred during each period presented and to date;

o	The nature of efforts and steps necessary to complete the project;

o	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

o	Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.

•	For the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how the projects are managed and how they are reported within the organization.

•	If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Reviva” beginning on page 224 of the Amended Registration Statement in response to the Staff’s comment, and have revised the product pipeline portfolio on page 196 of the Amended Registration Statement in response to the Staff’s comment. For additional clarity, we have restated each bullet point below and provided a response to the question below each bullet.

•	For your key research and development projects, please disclose the following:

o	The current status of the project;

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have inserted a development status table on page 225 of the Amended Registration Statement to provide clarity on the current phase of clinical development for each product candidate.

o	The costs incurred during each period presented and to date;

We respectfully advise the Staff that costs incurred with respect to specific research and development projects have not been recorded separately in the past and, therefore, Reviva is unable to present costs incurred for specific research and development projects separately. In response to the Staff’s comment, we have, through consultation with Reviva, revised the disclosure on page 225 of the Amended Registration Statement to clarify that Reviva does not maintain and evaluate research and development costs by project.

o	The nature of efforts and steps necessary to complete the project;

We respectfully refer the Staff to its disclosure under the heading “Research and Development Expenses,” on page 225 of the Amended Registration Statement, that, at this time, Reviva cannot reasonably estimate the nature, timing, or costs of the efforts necessary to finish developing any of Reviva’s product candidates or the period in which material net cash, if any, from these product candidates may commence. We respectfully refer the Staff to its disclosure under the heading “Research and Development Expenses,” on page 225 of the Amended Registration Statement, clarifying that this conclusion is due to numerous risks and uncertainties associated with developing its product candidates, as described therein. We respectfully advise the Staff that such risks and uncertainties are further described in the risk factors included in the Risk Factor section of the Amended Registration Statement under the heading “Risks Related to Reviva’s Business and Industry - Risks Related to Clinical Development, Regulatory Approval and Commercialization”.

o	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have revised the disclosure on page 225 of the Amended Registration Statement, under the heading “Financial Overview,” to provide enhanced disclosure about the extent and nature of additional resources needed to complete Reviva’s projects. For additional disclosure with respect to the nature of additional resources needed to complete Reviva’s projects, we additionally refer the Staff to the Risk Factor section of the Amended Registration Statement under the heading “Risks Related to Reviva’s Business and Industry - Risks Related to Reviva’s Business, Financial Position and Capital Requirements - Reviva will require additional capital to fund its operations, and if Reviva fails to obtain necessary financing, Reviva may not be able to complete the development and commercialization of RP5063 or RP1208.”

o	Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.

We respectfully advise the Staff that the expected timeline for Reviva’s future milestones cannot be reliably determined and is subject to a number of risks and uncertainties, many of which are interdependent and result in a range of outcomes, including those described in the Risk Factor section of the Amended Registration Statement under the headings “Risks Related to Reviva’s Business and Industry - Risks Related to Reviva’s Business, Financial Position and Capital Requirements - Reviva expects to incur significant losses for the foreseeable future and may never achieve or maintain profitability ;” “Risks Related to Reviva’s Business and Industry - Risks Related to Reviva’s Business, Financial Position and Capital Requirements - Reviva is heavily dependent on the success of RP5063, its only advanced product candidate, which is still under clinical development, and if RP5063 does not receive regulatory approval or is not successfully commercialized, Reviva’s business will be harmed;” “Risks Related to Reviva’s Business and Industry - Risks Related to Reviva’s Business, Financial Position and Capital Requirements - If Reviva seeks to enter into strategic alliances for the development of RP5063 or RP1208 but fails to enter into and maintain successful strategic alliances, Reviva’s development costs may increase and its ability to develop RP5063 or RP1208 may be significantly delayed;” and as further described in the risk factors included in the Risk Factor section of the Amended Registration Statement under the heading “Risks Related to Reviva’s Business and Industry - Risks Related to Clinical Development, Regulatory Approval and Commercialization.”

We further advise the Staff that, through consultation with Reviva, we have removed certain disclosures addressing anticipated timing of U.S. market entry for Reviva’s product candidate RP5063 with respect to certain indications in the Amended Registration Statement on page 204 under the heading “RP5063 Phase 3 Studies in Schizophrenia” and page 205 under the heading “RP5063 Clinical Development for Bipolar Disorder (B.D.) and Major Depressive Disorder (MDD).”

o	For the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how the projects are managed and how they are reported within the organization.

We respectfully advise the Staff that costs incurred with respect to specific research and development projects have not been recorded separately by Reviva in the past and, therefore, Reviva is unable to present costs incurred for specific research and development projects separately. In response to the Staff’s comment, we have, through consultation with Reviva, revised the disclosure on page 225 of the Amended Registration Statement to clarify that Reviva does not maintain and evaluate research and development costs by project.

o	If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

We respectfully acknowledge the Staff’s comment and, through consultation with Reviva, have revised the disclosure on page 225 of the Amended Registration Statement, under the heading “Research and Development Expenses,” to provide enhanced disclosure about Reviva’s expectations that research and development expenses will continue to increase over the next several years as it advances its development programs, pursues regulatory approval of its product candidates and prepares for potential commercialization. The material events, trends, demands, commitments and uncertainties related to future research and development expenses of which Reviva is aware are described in the Amended Registration Statement, and Reviva cannot reliably estimate to what extent research and development costs may increase because of the inherent uncertainty associated with such clinical development activities. Additionally, we respectfully advise the Staff that Reviva does not currently anticipate changes in the makeup of its research and development expenses.

Management of the Company Following the Business Combination, page 234

28.	Please include a biography of Marc Cantillon or cross reference the specific section. In addition, please disclose for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the combined company in light of the combined company's business and structure. See Item 401(e)(1) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 241 of the Amended Registration Statement to include a cross reference to the “Executive Officers and Directors of Reviva” section of the Amended Registration Statement, which section includes Marc Cantillon’s biographical information.

Additionally, in response to the Staff’s comment, we respectfully advise the Staff that the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director is included on page 147, and have revised the disclosures on pages 234 and 241 of the Amended Registration Statement to separate the disclosure providing the specific experience, qualifications, attributes or skills that led to the conclusion that each director named on such pages should serve as a director.

29.	Please also separately provide executive compensation information for the named executive officers of the continuing company, as required by Item 19(a)(7) of the Form S-4.

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 241 of the Amended Registration Statement to include a cross reference to the “Executive Compensation of Reviva” section of the Amended Registration Statement, which includes the executive compensation information for the named executive officers of the continuing company required by Item 19(a)(7) of Form S-4. We also respectfully advise the Staff that the total compensation earned by Marc Cantillon did not exceed $100,000 during the fiscal years ended December 31, 2019 and 2018. Therefore, no executive compensation disclosure is provided for Marc Cantillon pursuant to Instruction 1 to Item 402(m)(2).

General

30.	Please provide us with copies of the materials that your financial advisors prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

We respectfully acknowledge the Staff’s comment and will separately mail to the SEC a copy of the material provided to Tenzing’s board of directors.

***********

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Rahul Nayar Rahul Nayar, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP